Financial Report Grupo Financiero Galicia S.A. 20242nd. quarter

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glossary

Grupo Galicia

Grupo Financiero Galicia

Buenos Aires, Argentina, August 22, 2024, Grupo Financiero Galicia S.A. ("Grupo Galicia" o "GFG", BYMA/NASDAQ: GGAL), announced its financial results for the second quarter, ended on June 30, 2024.

This report is a summary analysis of Grupo Galicia's financial condition and results of operations as of and for the periods indicated above. For a correct interpretation, this report must be read in conjunction with GFG's financial statements, as well as with all other information periodically filed with the National Securities Commission (www.cnv.gob.ar), BYMA (www.byma.com.ar) and the Nasdaq (www.nasdaq.com).

Readers of this report must note that this is a free translation made from an original version written and expressed in Spanish. Therefore, any matters of interpretation should be referred to the original version in Spanish.

Diego Rivas
Chief Financial Officer

Pablo Firvida
Investor Relations Officer

> The information in this report was adjusted and restated to constant currency, in accordance with IAS 29 "Financial Information in Hyperinflationary Economies" except otherwise noted.

Conference Call

August 23, 2024
11:00 am (Eastern Time)
12:00 pm (Argentina)

+1 786 697 3501

Password: GFG2024

Please join the call 5 minutes before the booked start time to allow the operator to transfer you into the call by the scheduled start time

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glossary

Grupo Galicia

Grupo Galicia includes Banco de Galicia y Buenos Aires S.A.U. (Galicia), Tarjetas Regionales S.A. (Naranja X), Sudamericana Holding S.A. (Galicia Seguros), Galicia Asset Management S.A.U. (Fondos Fima), IGAM LLC (Inviu), Galicia Securities S.A.U., Agri Tech Investments LLC (Nera), Galicia Investments LLC, Galicia Ventures LP and Galicia Holdings US, Inc.

It is one of the main financial services holding companies in the country. It provides savings, credit and investment opportunities to people and companies, and its board of directors has a high commitment in customer experience and sustainable development.

Financial Report

Grupo Galicia Galicia Naranja X Galicia Seguros Relevant information ESG Regulatory changes GlossaryFondos Fima Ps.711,882 million Net income for the period attributable to GFG +138% vs. 6M 2023 Net profit per share Ps.277.34 Capital Ratio 26.39% ROE 37.56% +1,980 bp vs. 6M 2023 Efficiency 33.79% -2,089 bp vs. 6M 2023 Employees 9,380 Branches and other points of sale 441 Deposits accounts In thousands 13,332 Credit cards In thousands 13,461 4 Ps.408,985 million Net income for the quarter attributable to GFG +90% vs. 2Q 2023 ROE 42.52% +1,657 bp vs. 2Q 2023 Efficiency 33.02% -1,447 bp vs. 2Q 2023 Highlights Nera Grupo Galicia launched Nera, a digital ecosystem with entrepreneurial spirit for those who want to have within easy reach all payment and financing alternatives for the agricultural sector, connecting suppliers and producers who want to grow in an agile and safe way.

Grupo Galicia Galicia Naranja X Galicia Seguros Relevant information ESG Regulatory changes GlossaryFondos Fima (1) Galicia consolidated with Naranja X. Selected ratios Percentages 2024 2024 2023 Variation (bp) 2Q 1Q 2Q vs.1Q24 vs.2Q23 ROA 9.73 7.10 4.86 263 487 ROE 42.52 32.44 25.95 1,008 1,657 Financial Margin 53.00 74.87 30.32 (2,187) 2,268 Efficiency ratio 33.02 34.69 47.49 (167) (1,447) Capital ratio (1) 26.39 29.91 23.07 (352) 332 NPL Ratio (1) 2.65 2.28 3.08 37 (43) Allowance for loan losses / Private-sector financing 4.06 3.68 4.53 38 (47) Coverage (1) 153.50 161.60 147.23 (810) 627 Non-accrual portfolio with guarantees to non-accrual portfolio (1) 2.81 3.74 3.93 (93) (112) Cost of risk 8.61 6.56 4.33 205 428 5 Selected financial information

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glossary

Results for the quarter

Net income attributable to GFG for the quarter amounted to Ps.408,985 million, which represented a 9.73% annualized return on average assets and a 42.52% annualized return on average shareholder's equity.

Said result is mainly due to profits from its interest in Galicia (Ps.295,576 million), in Naranja X (Ps.80,769 million), in Fondos Fima (Ps.12,020 million) and in Galicia Seguros (Ps.10,348 million)


Results from Equity Investments
Galicia
295,576
192,382
Naranja X
80,769
690
Galicia Seguros
10,348
3,321
Fondos Fima
12,020
16,457
2Q 2024
2Q 2023

6

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glossary

Income Statement					
In millions of pesos, except otherwise noted		2024	2023		Variation (%)
	2Q	1Q	2Q	vs.1Q24	vs.2Q23
Net interest income	1,272,851	1,631,990	812,068	(22)	57
Net fee income	201,426	192,769	203,077	4	(1)
Net results from financial instruments	186,105	254,460	130,262	(27)	43
Gold and foreign currency quotation differences	42,099	43,480	127,353	(3)	(67)
Other operating income	76,847	109,565	88,141	(30)	(13)
Underwriting income from insurance business	48,962	9,118	17,892	437	174
Loan loss provisions	(145,507)	(102,427)	(81,438)	42	79
Net operating income	**1,682,783**	**2,138,955**	**1,297,355**	**(21)**	**30**
Personnel expenses	(171,650)	(154,566)	(138,303)	11	24
Administrative expenses	(157,106)	(141,639)	(128,357)	11	22
Depreciations and devaluations of assets	(35,536)	(34,767)	(36,937)	2	(4)
Other operating expenses	(227,694)	(367,651)	(221,623)	(38)	3
Operating Income	**1,090,797**	**1,440,332**	**772,135**	**(24)**	**41**
Results from the net monetary position	(460,788)	(979,260)	(462,918)	(53)	—
Results from associates and joint ventures	(604)	(1,662)	(458)	(64)	32
Income tax	(220,360)	(156,622)	(93,378)	41	136
Net income	**409,045**	**302,788**	**215,381**	**35**	**90**
Net Income Attributable to Non-controlling Interests	60	(109)	—	(155)	—
Net Income Attributable to Grupo Galicia	408,985	302,897	215,381	35	90
Other comprehensive income	374	(304)	802	(223)	(53)
Total comprehensive income	**409,419**	**302,484**	**216,183**	**35**	**89**
Total comprehensive income Attributable to Non-controlling Interests	60	(109)	—	(155)	—
Total comprehensive income Attributable to Grupo Galicia	409,359	302,593	216,183	35	89

7

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glossary

Selected financial information

Balance Sheet					
In millions of pesos, except otherwise noted	2024		2023	Variation (%)	
	2Q	1Q	2Q	vs.1Q24	vs.2Q23
Assets					
Cash and due from banks	2,594,258	2,575,153	2,037,004	1	27
Debt securities	1,589,735	608,573	223,159	161	612
Net loans and other financing	6,427,604	5,457,893	6,857,060	18	(6)
Other financial assets	5,629,132	5,862,287	7,883,047	(4)	(29)
Investment in subsidiaries, associates and joint ventures	2,499	3,102	4,443	(19)	(44)
Property, bank premises, equipment	654,742	644,179	649,627	2	1
Intangible assets	221,383	224,988	217,832	(2)	2
Other assets	200,847	320,986	152,647	(37)	32
Assest from insurance contracts	126,900	134,673	27,460	(6)	362
Assets available for sale	17	17	7	—	143
Total assets	**17,447,117**	**15,831,851**	**18,052,286**	**10**	**(3)**
Liabilities					
Deposits	8,739,435	7,966,473	11,141,433	10	(22)
Financing from financial entities	218,098	209,034	202,684	4	8
Other financial liabilities	3,289,825	2,117,332	1,989,044	55	65
Negotiable obligations	123,490	176,069	265,759	(30)	(54)
Subordinated negotiable obligations	234,551	255,271	244,604	(8)	(4)
Other liabilities	812,988	912,288	861,408	(11)	(6)
Liabilities from insurance contracts	224,591	265,174	27,304	(15)	723
Total liabilities	**13,642,978**	**11,901,641**	**14,732,236**	**15**	**(7)**
Total Shareholders' equity	**3,804,139**	**3,930,210**	**3,320,050**	**(3)**	**15**

8

Grupo Galicia Galicia Naranja X Galicia Seguros Relevant information ESG Regulatory changes GlossaryFondos Fima Financial Report Since 1905, Galicia works for the development of Argentina, being the main private bank controlled by national capital. Through its assisted and digital distribution channels, it markets a wide range of financial products and services for individuals and companies throughout the country. Galicia defines the customer experience and digital transformation as strategic focuses to efficiently achieve successful growth.

Grupo Galicia Galicia Naranja X Galicia Seguros Relevant information ESG Regulatory changes GlossaryFondos Fima Ps.585,178 million Net income for the period +124% vs. 6M 2023 Portfolio Quality 1.98% -11 bp. vs. 2Q 2023 Coverage 160.30% +1,186 bp. vs. 2Q 2023 ROE 37.14% +1,760 bp vs. 6M 2023 Efficiency 30.04% -2,151 bp vs. 6M 2023 10 Ps.295,577 million Net income for the quarter +54% vs. 2Q 2023 ROE 36.90% +733 bp vs. 2Q 2023 Efficiency 31.78% -1,170 bp vs. 2Q 2023 Cost of risk 6.50% +165 bp. vs. 2Q 2023 Cost of risk 6M 5.48% +63 bp. vs. 6M 2023 Capital Ratio 28.76% +512 bp. vs. 2Q 2023 11.89% Market share: Loans to the private sector 10.49% Market share: Deposits to the private sector +12 bp vs. 2Q 2023 +57 bp vs. 2Q 2023 Highlights Branches Deposit accounts In thousands Employees Credit Cards In thousands 299 7,724 5,745 4,356 Digital clients 89%

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glossary

Results for the quarter

In the second quarter of 2024, Galicia registered a net income of Ps.295,577 million, Ps.103,195 million (54%) higher than the result of the same quarter of the previous year, which represented an annualized ROE of 36.90% and an ROA of 8.95%.

The operating result was Ps.213,987 million (34%) higher than in the second quarter of 2023, as a consequence of a higher net operating income. However, the result for the quarter was negatively affected by inflation, reaching the result for the net monetary position a Ps.375,329 million loss, 1% higher than the same quarter of 2023.

Net operating income reached Ps.1,258,296 million, Ps.243,920 million (24%) higher than the Ps.1,014,376 million in the same quarter of the previous year, mainly as a consequence of a higher net interest income for Ps.318,263 million (46%) and a higher net results from financial instruments for Ps.56,235 million (72%), offset by lower results from gold and foreign currency quotation differences for Ps.85,494 million (69%).

Income Statement

In millions of pesos, except otherwise noted	2024		2023	Variation (%)	
	2Q	1Q	2Q	vs.1Q24	vs.2Q23
Net interest income	1,011,498	1,399,610	693,235	(28)	46
Net fee income	118,660	116,061	126,058	2	(6)
Net results from financial instruments	134,188	189,947	77,953	(29)	72
Gold and foreign currency quotation differences	37,999	34,167	123,493	11	(69)
Other operating income	37,716	44,879	48,672	(16)	(23)
Loan-loss provisions	(81,765)	(56,082)	(55,035)	46	49
Net operating income	**1,258,296**	**1,728,582**	**1,014,376**	**(27)**	**24**
Personnel expenses	(124,226)	(101,856)	(95,887)	22	30
Administrative expenses	(107,189)	(92,397)	(90,467)	16	18
Depreciations and devaluations of assets	(26,255)	(26,755)	(30,069)	(2)	(13)
Other operating expenses	(159,485)	(255,074)	(170,799)	(37)	(7)
Operating income	**841,141**	**1,252,500**	**627,154**	**(33)**	**34**
Results from the net monetary position	(375,329)	(788,602)	(370,508)	(52)	1
Results from associates and joint businesses	409	(3,602)	34	(111)	1,103
Income tax	(170,644)	(170,694)	(64,298)	—	165
Net Income	**295,577**	**289,602**	**192,382**	**2**	**54**
Other comprenhensive income	809	22	12	3,577	6,642
Total comprenhensive income	**296,386**	**289,624**	**192,394**	**2**	**54**

11

Grupo Galicia Galicia Naranja X Galicia Seguros Relevant information ESG Regulatory changes GlossaryFondos Fima 12 Profitability and efficiency Financial margin Efficiency ratio ROA ROE 8.95% 8.39% 5.00% 2Q 2024 1Q 2024 2Q 2023 36.90% 37.40% 29.57% 2Q 2024 1Q 2024 2Q 2023 51.86% 77.67% 29.54% 2Q 2024 1Q 2024 2Q 2023 31.78% 28.25% 43.48% 2Q 2024 1Q 2024 2Q 2023

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glossary

Yields and rates

Interest-earning assets[1]

Average balances: in millions of pesos. Yields and rates: annualized nominal %

	2024				2023		Variation (% | bp)			
	2Q		1Q		2Q		vs.1Q24		vs.2Q23	
	Avg Bce	Yield	Avg Bce	Yield	Avg Bce	Yield	Avg Bce	Yield	Avg Bce	Yield
In pesos	**7,412,160**	**83.58**	**6,982,756**	**136.22**	**9,648,979**	**80.27**	**6**	**(5,264)**	**(23)**	**331**
Government securities	2,532,323	125.06	1,822,376	255.33	4,400,617	96.33	39	(13,027)	**(42)**	2,873
Loans	2,778,846	75.75	2,746,975	102.05	4,154,549	67.99	1	(2,630)	**(33)**	776
Other interest-earning assets	2,100,991	43.93	2,413,405	85.17	1,093,813	62.28	(13)	(4,124)	**92**	(1,835)
In foreign currency	**1,234,033**	**25.18**	**831,448**	**49.32**	**906,506**	**25.56**	**48**	**(2,414)**	**36**	**(38)**
Government securities	465,071	60.06	498,568	79.98	307,801	36.77	(7)	(1,992)	**51**	2,329
Loans	670,969	4.53	271,204	4.03	325,144	5.98	147	50	**106**	(145)
Other interest-earning assets	97,993	1.07	61,676	0.58	273,561	36.21	59	49	**(64)**	(3,514)
Interest-earning assets	**8,646,193**	**75.24**	**7,814,204**	**126.97**	**10,555,485**	**75.57**	**11**	**(5,173)**	**(18)**	**(33)**

(1) Does not include foreign currency quotation differences. Annual nominal interest rates were calculated using a 360-day denominator.

Average interest-earning assets reached Ps.8,646,193 million, registering a decrease of Ps.1,909,292 million (18%), compared to the second quarter of 2023. This decrease was mainly the result of a lower volume of government securities in pesos for Ps.1,868,294 million (42%) and of loans in pesos for Ps.1,375,703 million (33%), offset by a higher volume of other interest-earning assets in pesos for Ps.1,007,178 million (92%).

The average yield on interest-earning assets for the second quarter was 75.24%, representing a decrease of 33 bp, compared to the same quarter of the previous year. This variation is mainly justified by lower average yields on other interest-earning assets in foreign currency (3,514 bp), offset by higher average yields on government securities in pesos (2,873 bp).

13

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glossary

Interest-bearing liabilities(1)

Average balances: in millions of pesos. Yields and rates: annualized nominal %	2024				2023		Variation (%|bp)			
	2Q		1Q		2Q		vs.1Q24		vs.2Q23	
	Avg Bce	Yield	Avg Bce	Yield	Avg Bce	Yield	Avg Bce	Yield	Avg Bce	Yield
In pesos	**4,102,497**	**45.62**	**3,991,574**	**85.21**	**6,876,395**	**70.39**	**3**	**(3,959)**	**(40)**	**(2,477)**
Saving accounts	656,041	0.02	595,438	0.02	872,463	0.02	10	—	(25)	—
Time deposits	1,998,016	61.73	1,746,863	113.29	4,512,615	82.39	14	(5,156)	(56)	(2,066)
Other Deposits	1,124,955	42.38	1,343,483	87.47	1,290,230	75.18	(16)	(4,509)	(13)	(3,280)
Debt securities	25,853	52.25	26,157	92.74	—	—	(1)	(4,049)	—	5,225
Other interest-bearing liabilities	297,632	49.63	279,633	79.67	201,087	75.69	6	(3,004)	48	(2,606)
In foreign currency	**2,024,584**	**1.14**	**2,249,225**	**1.85**	**1,723,920**	**1.76**	**(10)**	**(71)**	**17**	**(62)**
Saving accounts	1,466,801	—	1,577,018	—	1,095,589	—	(7)	—	34	—
Time deposits	232,033	1.79	261,550	1.61	269,552	1.75	(11)	18	(14)	4
Other Deposits	40,535	—	33,011	—	39,858	—	23	—	2	—
Debt securities	246,317	6.08	296,255	9.75	254,784	7.54	(17)	(367)	(3)	(146)
Other interest-bearing liabilities	38,898	10.09	81,391	10.42	64,137	10.10	(52)	(33)	(39)	(1)
Interest-bearing liabilities	**6,127,081**	**30.92**	**6,240,799**	**55.17**	**8,600,315**	**56.63**	**(2)**	**(2,425)**	**(29)**	**(2,571)**

(1) Does not include foreign currency quotation differences. Annual nominal interest rates were calculated using a 360-day denominator.

Interest bearing liabilities reached Ps.6,127,081 million, registering a decrease of Ps.2,473,234 million (29%) in relation to the same period of 2023, mainly due to a decrease in time deposits in pesos for Ps.2,514,599 million (56%).

Likewise, the average rate on interest-bearing liabilities was 30.92%, registering a decrease of 2,571 bp with respect to the second quarter of the previous year, as a consequence of the decrease in the interest rate on other deposits in pesos for 3,280 bp.

14

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glossary

Net interest income

Net interest income for the quarter amounted to Ps.1,011,498 million, with a Ps.318,263 million (46%) increase compared to the Ps.693,235 million profit from the same quarter of 2023.

Interest Income					
In millions of pesos, except otherwise noted		2024	2023		Variation (%)
	2Q	1Q	2Q	vs.1Q24	vs.2Q23
Private sector securities	—	—	162	—	(100)
Government securities	722,949	1,065,779	1,052,938	(32)	(31)
Loans and other financing	528,070	702,332	712,560	(25)	(26)
Financial sector	3,273	5,257	6,958	(38)	(53)
Non-financial private sector	524,797	697,075	705,602	(25)	(26)
Overdrafts	67,784	92,226	90,755	(27)	(25)
Promissory notes	159,014	248,573	295,426	(36)	(46)
Mortgage loans	84,766	130,925	73,886	(35)	15
Pledge loans	8,062	7,781	12,940	4	(38)
Personal loans	80,351	68,544	76,050	17	6
Credit-card loans	119,862	145,673	151,013	(18)	(21)
Financial leases	1,444	1,738	2,994	(17)	(52)
Pre-financing and export financing	1,811	503	1,042	260	74
Other	1,703	1,112	1,496	53	14
Repurchase agreement transactions	235,484	491,100	145,649	(52)	62
Interest income	**1,486,504**	**2,259,210**	**1,911,309**	**(34)**	**(22)**

Interest income for the quarter reached Ps.1,486,504 million, 22% lower than the Ps.1,911,309 million registered in the second quarter of 2023.

This decrease was a consequence of:

- lower interest on government securities for Ps.329,989 million (31%),
- lower interest on loans and other financing for Ps.184,490 million (26%), as a result of lower income from promissory notes (46%).

15

Grupo Galicia Galicia Naranja X Galicia Seguros Relevant information ESG Regulatory changes GlossaryFondos Fima Interest expenses totaled Ps.475,006 million, registering a decrease of Ps.743,068 million (61%), compared to the same quarter of 2023. This decrease was a consequence of lower interest expenses on time deposits and term investments for Ps.621,258 million (67%), generated by the decrease in the annual nominal interest rate and the average volume of deposits. Interest expenses In millions of pesos, except otherwise noted 2024 2024 2023 Variation (%) 2Q 1Q 2Q vs.1Q24 vs.2Q23 Deposits 428,579 789,629 1,173,143 (46) (63) Saving accounts 26 24 35 8 (26) Time deposits and term investments 309,365 495,816 930,623 (38) (67) Other 119,188 293,789 242,485 (59) (51) Financing from financial institutions 943 1,594 1,147 (41) (18) Repurchase agreement transactions 1,065 3,927 1,726 (73) (38) Other interest-bearing liabilities 35,965 52,448 36,809 (31) (2) Negotiable obligations 3,620 6,395 358 (43) 911 Subordinated Negotiable obligations 4,834 5,607 4,891 (14) (1) Interest expenses 475,006 859,600 1,218,074 (45) (61) 16

Grupo Galicia Galicia Naranja X Galicia Seguros Relevant information ESG Regulatory changes GlossaryFondos Fima Net Fee Income In millions of pesos, except otherwise noted 2024 2024 2023 Variation (%) 2Q 1Q 2Q vs.1Q24 vs.2Q23 Credit cards 48,045 48,538 44,470 (1) 8 Deposit accounts 20,712 18,579 26,228 11 (21) Insurance 3,812 3,064 4,267 24 (11) Financial fees 437 50 2 774 N/A Credit- related fees 998 720 732 39 36 Foreign trade 9,241 5,984 5,199 54 78 Collections 12,515 11,309 14,529 11 (14) Utility-Bills collection services 10,951 10,384 14,675 5 (25) Mutual Funds 4,067 3,699 3,492 10 16 Fees from bundles of products 18,550 17,998 24,593 3 (25) Other 15,113 18,477 11,718 (18) 29 Total fee income 144,441 138,802 149,905 4 (4) Total expenditures (25,781) (22,741) (23,847) 13 8 Net fee income 118,660 116,061 126,058 2 (6) The net fee income reached Ps.118,660 million, registering a decrease of 6% compared to Ps.126,058 million in the second quarter of 2023. This decrease was mainly due to lower income from fees collected from bundles of products for Ps.6,043 million (25%) and lower income from fees related to deposits accounts for Ps.5,516 million (21%), offset by higher income from foreign trade fees for Ps.4,042 million (78%). 17 Net fee income

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glossary

Net income from financial instruments

The net result from financial instruments was Ps.134,188 million, Ps.56,235 million higher than the Ps.77,953 million recorded in the same quarter of 2023. This increase was a consequence of a higher result from government securities of Ps.83,066 million (414%), offset by a lower result from private sector securities for Ps.37,710 million (83%).

Net Income from Financial Instruments					
In millions of pesos, except otherwise noted		2024	2023		Variation (%)
	2Q	1Q	2Q	vs.1Q24	vs.2Q23
Government securities	103,131	118,708	20,065	(13)	414
Argentine Central Bank	—	—	—	—	—
Other	103,131	118,708	20,065	(13)	414
Private sector securities	7,844	4,634	45,554	69	(83)
Derivative financial instruments	93	(33,534)	(5,206)	(100)	(102)
Forward transactions	1,940	(27,123)	(2,755)	(107)	(170)
Options	(1,847)	(6,411)	(2,451)	(71)	(25)
Results of other financial assets/liabilities	4	8	—	(50)	—
Results from derecognition of assets	23,116	100,131	17,540	(77)	32
Net income from financial instruments	**134,188**	**189,947**	**77,953**	**(29)**	**72**

Gold and foreign currency quotation differences

The result from quotation differences of gold and foreign currency for the quarter was a Ps.37,999 million profit, Ps.85,494 million (69%) lower than the profit of Ps.123,493 million registered in the same quarter of the previous year. This result included a gain of Ps.19,157 million due to purchase and sale of foreign currency.

18

Grupo Galicia Galicia Naranja X Galicia Seguros Relevant information ESG Regulatory changes GlossaryFondos Fima Other Operating Income In millions of pesos, except otherwise noted 2024 2024 2023 Variation (%) 2Q 1Q 2Q vs.1Q24 vs.2Q23 Other financial income 2,506 1,120 (139) 124 (1903) Rental of safe deposit boxes 5,705 3,817 5,258 49 9 Other fee income 695 730 618 (5) 12 Other adjustments and interest on miscellaneous receivables 18,479 28,837 23,158 (36) (20) Other 10,331 10,375 19,777 — (48) Total other operating income 37,716 44,879 48,672 (16) (23) In the second quarter, other operating income amounted to Ps.37,716 million, registering a decrease of Ps.10,956 million (23%) compared to those registered in the same quarter of 2023. This lower result was mainly due to the decrease in other for Ps.9,446 million (48%). Loan loss provisions for the quarter totaled Ps.81,765 million, Ps.26,730 million (49%) higher than those recorded in the same quarter of the previous year. 19 Loan-loss provisions Other operating income

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glossary

Personnel expenses

Personnel expenses reached Ps.124,226 million, registering an increase of Ps.28,339 million (30%) compared to the same quarter of 2023, as a result of the 4% increase in staff, salary increase agreements with the Union and an increase in provisions for personnel compensations and rewards.

Administrative expenses

Administrative expenses for the quarter reached Ps.107,189 million, registering an increase of Ps.16,722 million (18%) compared to the second quarter of the previous year. This increase was a consequence of higher taxes for Ps.6,455 million (28%) and higher expenses for maintenance and repairment of goods and IT for Ps.6,397 million (37%).

Administrative Expenses					
In millions of pesos, except otherwise noted		2024	2023		Variation (%)
	2Q	1Q	2Q	vs.1Q24	vs.2Q23
Fees and compensations for services	6,877	4,902	4,476	40	54
Fees to directors and syndics	204	207	188	(1)	9
Publicity, promotion and research expenses	5,220	2,217	4,798	135	9
Taxes	29,519	23,154	23,064	27	28
Maintenance and repairment of goods and IT	23,627	22,426	17,230	5	37
Electricity and communications	5,533	5,545	4,836	—	14
Stationery and office supplies	479	619	556	(23)	(14)
Hired administrative services	20,475	16,277	16,884	26	21
Security	2,829	2,154	2,515	31	12
Insurance	1,004	1,160	756	(13)	33
Other	11,422	13,736	15,164	(17)	(25)
Total administrative expenses	**107,189**	**92,397**	**90,467**	**16**	**18**

20

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glossary

Depreciation and devaluation of assets

The result for depreciation and devaluation of assets reached Ps.26,255 million, registering a decrease of 13% compared to the same quarter of 2023.

Other operating expenses

Other operating expenses for the quarter reached Ps.159,485 million, which represented a decrease of Ps.11,314 million (7%), compared to the Ps.170,799 million recorded in the second quarter of the previous year. This decrease was mainly generated by:

- lower expenses for turnover tax for Ps.39,970 million (33%), due to a decrease in income tax from financial operations, offset by
- higher charges for other for Ps.18,970 million (932%).

Other Operating Expenses					
In millions of pesos, except otherwise noted		2024	2023		Variation (%)
	2Q	1Q	2Q	vs.1Q24	vs.2Q23
Contribution to the Deposit Insurance Fund	2,828	2,847	3,861	(1)	(27)
Other financial results	(2,904)	2,904	624	(200)	(565)
Turnover tax	81,593	133,043	121,563	(39)	(33)
On financial income	71,513	110,024	112,701	(35)	(37)
On fees	7,051	14,260	4,646	(51)	52
On other items	3,029	8,759	4,216	(65)	(28)
Other fee-related expenses	46,541	44,445	36,427	5	28
Charges for other provisions	7,102	66,572	2,840	(89)	150
Claims	3,320	2,901	3,449	14	(4)
Other	21,005	2,362	2,035	789	932
Total other operating expenses	**159,485**	**255,074**	**170,799**	**(37)**	**(7)**

21

Grupo Galicia Galicia Naranja X Galicia Seguros Relevant information ESG Regulatory changes GlossaryFondos Fima The income tax charge was Ps.170,644 million, Ps.106,346 million higher than in the second quarter of 2023, mainly, as a consequence of a higher operating result. 22 In the second quarter of 2024, Galicia recorded a gain of Ps.809 million in other comprehensive income (OCI). Other comprehensive income Income tax

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glossary

Selected financial information

Balance Sheet					
In millions of pesos, except otherwise noted		2024	2023		Variation (%)
	2Q	1Q	2Q	vs.1Q24	vs.2Q23
Assets					
Cash and due from banks	2.487.540	2.454.635	1.968.317	1	26
Debt securities	1.439.753	441.006	179.966	226	700
Net loans and other financing	4.611.132	3.908.096	5.287.325	18	(13)
Other financial assets	5.020.772	5.283.931	7.376.897	(5)	(32)
Equity investments in subsidiaries, associates and joint businesses	6.324	6.601	8.716	(4)	(27)
Property, bank premises, equipment	593.842	583.556	585.536	2	1
Intangible assets	187.088	189.414	195.404	(1)	(4)
Other assets	78.390	178.274	74.901	(56)	5
Assets available for sale	17	17	7	—	143
Total assets	**14.424.858**	**13.045.530**	**15.677.069**	**11**	**(8)**
Liabilities					
Deposits	8.339.471	7.695.598	10.966.819	8	(24)
Financing from financial entities	33.644	50.366	45.547	(33)	(26)
Other financial liabilities	2.065.599	1.043.261	974.397	98	112
Negotiable obligations	44.182	54.030	24.472	(18)	81
Subordinated negotiable obligations	234.551	256.268	244.604	(8)	(4)
Other liabilities	606.437	682.998	694.699	(11)	(13)
Total liabilities	**11.323.884**	**9.782.521**	**12.950.538**	**16**	**(13)**
Shareholders' equity	**3.100.974**	**3.263.009**	**2.726.531**	**(5)**	**14**
Foreign currency assets and liabilities					
Assets	3.738.827	3.459.239	3.504.058	8	7
Liabilities	3.027.119	3.038.846	2.340.727	—	29
Net forward purchases/(sales) of foreign currency (1)	(80.118)	45.372	(11.856)	(277)	576
Net global position in foreign currency	**631.590**	**465.765**	**1.151.475**	**36**	**(45)**

(1) Recorded off-balance sheet.

23

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glossary

Level of activity

Financing

As of June 30, 2024, financing to the private sector reached Ps.5,435,805 million, registering a 7% decrease compared to the same period of the previous year. This decrease was mainly due to a reduction in loans in pesos, amounting to Ps.1,247,420 million (26%), offset by an increase in loans in foreign currency for Ps.507,148 million (159%).

The market share of total loans to the private sector as of June 30, 2024, reached 11.89%, which represented an increase of 12 bp compared to the second quarter of 2023.

Financing to the Private Sector[1]

In millions of pesos, except otherwise noted	2024		2023	Variation (%)	
	2Q	1Q	2Q	vs.1Q24	vs.2Q23
In pesos	**4,184,889**	**3,602,381**	**5,251,359**	**16**	**(20)**
Loans	3,486,106	3,135,944	4,733,526	11	(26)
UVA-adjusted loans	298,984	267,746	315,983	12	(5)
Financial leases	8,456	8,695	19,103	(3)	(56)
Other financing[2]	391,343	189,996	182,747	106	114
In foreign currency	**1,250,916**	**1,021,850**	**614,954**	**22**	**103**
Loans	825,449	517,073	318,301	60	159
Financial leases	508	569	1,662	(11)	(69)
Other financing[2]	424,959	504,208	294,991	(16)	44
Total financing to the private sector	**5,435,805**	**4,624,231**	**5,866,313**	**18**	**(7)**

(1) Includes IFRS adjustments.
(2) Includes certain off-balance sheet accounts related to guarantees granted.

24

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glossary

As of June 30, 2024, the loan portfolio and other financing net of provisions reached Ps.4,611,132 million, registering a 13% decrease compared to the second quarter of the previous year.

The main decreases were in:
- promissory notes for Ps.481,911 million (26%),
- credit cards for Ps.432,323 million (24%).

Breakdown of loans and other financing

In millions of pesos, except otherwise noted		2024	2023		Variation (%)
	2Q	1Q	2Q	vs.1Q24	vs.2Q23
Financial entities	**17,650**	**11,108**	**67,161**	**59**	**(74)**
Loans	17,650	11,108	67,161	59	(74)
Non-financial private sector and residents abroad	**4,738,292**	**4,026,983**	**5,419,865**	**18**	**(13)**
Loans	4,592,889	3,909,655	5,300,649	17	(13)
Overdrafts	655,415	497,352	481,848	32	36
Promissory notes	1,387,563	1,155,936	1,869,474	20	(26)
Mortgage loans	44,331	45,371	77,115	(2)	(43)
Pledge loans	70,718	54,525	114,219	30	(38)
Personal loans	425,018	302,400	487,020	41	(13)
Credit-card loans	1,357,421	1,263,609	1,789,744	7	(24)
Pre-financing and financing of exports	158,858	152,488	47,849	4	232
Other Loans	198,381	112,668	117,411	76	69
Accrued interest, adjustments and foreign currency quotation differences receivable	307,387	340,632	350,899	(10)	(12)
Documented interest	(12,203)	(15,326)	(34,930)	(20)	(65)
Financial leases	8,964	9,264	20,765	(3)	(57)
Other financing	136,439	108,064	98,451	26	39
Non-financial public sector	**5,311**	**164**	**12,576**	**3,138**	**(58)**
Total loans and other financing	**4,761,253**	**4,038,255**	**5,499,602**	**18**	**(13)**
Allowances	**(150,121)**	**(130,159)**	**(212,277)**	**15**	**(29)**
Loans	(147,104)	(128,182)	(210,011)	15	(30)
Financial leases	(190)	(249)	(201)	(24)	(5)
Other financing	(2,827)	(1,728)	(2,065)	64	37
Net loans and other financing	**4,611,132**	**3,908,096**	**5,287,325**	**18**	**(13)**

25

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glossary

Exposure to the Argentine public sector

Net Exposure to the Argentine Public Sector[(1)]					
In millions of pesos, except otherwise noted	2024		2023	Variation (%)	
	2Q	1Q	2Q	vs.1Q24	vs.2Q23
Government securities' net Position	**5,331,345**	**3,105,448**	**6,238,628**	**72**	**(15)**
Measured at fair value	**1,500,780**	**451,188**	**100,276**	**233**	**1,397**
In pesos	814,883	11,051	15,221	7,274	5,254
Adjusted by CER	64,744	39,502	58,759	64	10
In foreign exchange	8,322	26,067	19,766	(68)	(58)
Bono Dual	612,831	374,568	6,530	64	9,285
Measured at amortized cost	**2,267,073**	**2,654,260**	**6,138,352**	**(15)**	**(63)**
In pesos	280,127	263,382	466,467	6	(40)
Adjusted by CER	1,849,144	2,211,525	688,569	(16)	169
In foreign exchange	102,624	67,121	—	53	—
Bono Dual	—	—	747,111	—	(100)
Leliq	—	—	3,776,915	—	(100)
Lediv	35,178	112,232	459,290	(69)	(92)
Measured at fair value through OCI	**1,563,492**	**—**	**—**	**—**	**—**
In pesos	1,563,492	—	—	—	—
Other receivables resulting from financial brokerage	**665,404**	**2,132,507**	**788,538**	**(69)**	**(16)**
Repurchase agreement transactions -Argentine Central Bank	660,093	2,132,343	775,843	(69)	(15)
Loans and other financing	5,311	164	12,576	3,138	(58)
Trust certificates of participation and securities	—	—	119	—	(100)
Total exposure to the public sector	**5,996,749**	**5,237,955**	**7,027,166**	**14**	**(15)**

(1) Excludes deposits with the Argentine Central Bank, which constitutes one of the items by which the Bank complies with minimum cash requirements.

As of June 30, 2024, net exposure to the public sector reached Ps.5,996,749 million, registering a decrease of 15% in the last twelve months, as a result of a reduction in the portfolio of Leliq at amortized cost for Ps.3,776,915 million, offset by an increase of securities adjusted by CER at amortized cost for Ps.1,160,575 million and of government securities in pesos at fair value through OCI for Ps.1,563,492 million.

Excluding the instruments issued by the BCRA (Leliq and Lediv) and repurchase agreement transactions, the net exposure to the public sector was Ps.5,301,478 million, equivalent to 37% of the total asset, while in the second quarter of 2023 said exposure was Ps.2,993,380 million, representing 23% of total asset.

If the securities had been valued at fair value instead of at amortized cost, excluding the instruments issued by the BCRA, this would generate a decrease in said securities of Ps.119,476 million.

26

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glossary

Funding and liabilities

Deposits amounted to Ps.8,339,471 million as of June 30, 2024, registering a 24% decrease compared to the second quarter of the previous year. This decrease was the result of a lower volume of time deposits in pesos for Ps.2,672,107 million (58%).

Deposits					
In millions of pesos, except otherwise noted	2024		2023	Variation (%)	
	2Q	1Q	2Q	vs.1Q24	vs.2Q23
In pesos	**5,791,819**	**5,205,868**	**9,098,566**	**11**	**(36)**
Current accounts	1,055,042	891,236	1,228,633	18	(14)
Saving accounts	924,610	670,263	1,131,354	38	(18)
Time deposits	1,917,014	2,108,633	4,589,121	(9)	(58)
UVA-adjusted time deposits	115,288	98,549	98,876	17	17
Other	1,614,085	1,205,483	1,745,065	34	(8)
Interests and adjustments	165,780	231,704	305,517	(28)	(46)
In foreign currency	**2,547,652**	**2,489,730**	**1,868,253**	**2**	**36**
Saving accounts	1,545,563	1,522,080	1,120,290	2	38
Time deposits	301,843	231,814	273,639	30	10
Other	699,705	735,378	473,754	(5)	48
Interests and adjustments	541	458	570	18	(5)
Total deposits	**8,339,471**	**7,695,598**	**10,966,819**	**8**	**(24)**

Total deposit accounts as of June 30, 2024, reached 7.7 million, with an increase of 8% compared to the same date of the previous year.

The market share of private sector deposits reached 10.49% as of June 30, 2024, registering an increase of 57 bp compared to the second quarter of 2023.

27

Grupo Galicia Galicia Naranja X Galicia Seguros Relevant information ESG Regulatory changes GlossaryFondos Fima Financial Liabilities In millions of pesos, except otherwise noted 2024 2024 2023 Variation (%) 2Q 1Q 2Q vs.1Q24 vs.2Q23 Financial entities 33,644 50,366 45,546 (33) (26) Financing from credit-card purchases 419,218 342,448 395,772 22 6 Negotiable obligations 44,182 54,031 24,473 (18) 81 Subordinated negotiable obligations 234,551 256,267 244,604 (8) (4) Creditors from purchases of foreign currency 46,452 52,012 446 (11) N/A Collections on account of third parties 176,856 195,660 132,822 (10) 33 Other financial liabilities 1,423,073 453,141 445,356 214 220 Total financial liabilities 2,377,976 1,403,925 1,289,019 69 84 Financial liabilities amounted to Ps.2,377,976 million, registering an increase of Ps.1,088,957 million (84%) compared to the Ps.1,289,019 million registered in the second quarter of 2023. The variation was mainly due to an increase in other financial liabilities for Ps.977,717 million (220%) and an increase in creditors from purchases of foreign currency for Ps.46,006 million. 28

Grupo Galicia Galicia Naranja X Galicia Seguros Relevant information ESG Regulatory changes GlossaryFondos Fima Liquidity Percentages, except otherwise noted 2024 2024 2023 Variation (%) 2Q 1Q 2Q vs.1Q24 vs.2Q23 Cash and due from banks 2,487,540 2,454,635 1,968,317 1 26 Government securities 1,065,625 194,966 3,369,284 447 (68) Call-money 5,005 — 22,663 — (78) Overnight placements in correspondent banks 169,162 112,304 103,958 51 63 Repurchase agreement transactions 675,673 2,145,932 802,344 (69) (16) Escrow accounts 185,801 165,745 222,008 12 (16) Other financial assets 4,031 794 1,753 408 130 Total liquid assets 4,592,837 5,074,376 6,490,327 (9) (29) Liquidity ratios (%) Variation (bp) Liquid assets as a percentage of transactional deposits 80.13 104.92 125.84 (2,479) (4,571) Liquid assets as a percentage of total deposits 55.07 65.94 59.18 (1,087) (411) As of June 30, 2024, the Bank’s liquid assets represented 80.13% of the Bank’s transactional deposits and 55.07% of its total deposits, compared to 104.92% and 65.94%, respectively, as of June 30, 2023. 29 Liquidity

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glossary

Asset quality

The non-accrual financing portfolio (that includes certain items of other financial assets and guarantees granted) amounted to Ps.107,789 million as of June 30, 2024, representing 1.98% of private-sector financing, recording a 67 bp decrease as compared to the 2.65% recorded in the same quarter of 2023.

Considering the provisions on unused balances of credit cards and overdrafts, the Bank's coverage of the non-accrual portfolio with total allowances for loan losses reached 160.30%, compared to 160.78% of a year before.

Financing Portfolio Quality					
In millions of pesos, except otherwise noted		2024	2023		Variation (%)
	2Q	1Q	2Q	vs.1Q24	vs.2Q23
Non-accrual Financings	**107,789**	**96,603**	**155,173**	**12**	**(31)**
With preferred guarantees	3,223	3,787	5,930	(15)	(46)
With other guarantees	2,184	1,534	3,185	42	(31)
Without guarantees	102,382	91,282	146,058	12	(30)
Allowance for loan losses	**172,790**	**143,395**	**249,486**	**20**	**(31)**
Relevant ratios (%)					**Variation (bp)**
NPL Ratio	1.98	2.09	2.65	(11)	(67)
Allowance for loan losses to loans to the private sector	3.18	3.10	4.25	8	(107)
Coverage	160.30	148.44	160.78	1,186	(48)
Non-accrual loans with guarantees to non-accrual financing	5.02	5.51	5.87	(49)	(85)
Cost of risk	6.50	4.85	3.77	165	273

30

Grupo Galicia Galicia Naranja X Galicia Seguros Relevant information ESG Regulatory changes GlossaryFondos Fima Analysis of Loan Loss Experience In millions of pesos, except otherwise noted 2024 2024 2023 Variation (%) 2Q 1Q 2Q vs.1Q24 vs.2Q23 Allowance for loan losses At the beginning of the quarter 143,395 163,701 269,482 (12) (47) Changes in the allowance for loan losses Provisions charged to income 81,284 55,657 54,427 46 49 Charge offs (26,226) (15,179) (11,792) 73 122 Inflation effect (25,663) (60,784) (62,631) (58) (59) Allowance for loan losses at the end of the quarter 172,790 143,395 249,486 20 (31) Charge to the income statement Provisions charged to income (81,283) (55,658) (54,429) 46 49 Direct charge offs (482) (424) (606) 14 (20) Bad debts recovered 3,504 1,362 1,879 157 86 Net charge to the income statement (78,261) (54,720) (53,156) 43 47 During the quarter, Ps.26,226 million were charged off against the allowance for loan losses and direct charges to the income statement for Ps.482 million were made. 31

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glossary

Capitalization

The minimum capital requirement and the corresponding integration are presented below. Balances are disclosed in accordance with the applicable regulation in force and in currency of each period.

Regulatory Capital					
In millions of pesos, except otherwise noted		2024	2023		Variation (%)
	2Q	1Q	2Q	vs.1Q24	vs.2Q23
Minimum capital requirement (A)	**777,746**	**607,997**	**232,783**	**28**	**234**
Allocated to credit risk	503,939	413,061	166,304	22	203
Allocated to market risk	15,438	8,109	12,500	90	24
Allocated to operational risk	258,369	186,827	53,979	38	379
Computable capital (B)	**2,741,038**	**2,363,657**	**673,691**	**16**	**307**
Tier I	2,649,863	2,277,915	621,028	16	327
Tier II	91,175	85,742	52,663	6	73
Excess over required capital (B) (A)	**1,963,292**	**1,755,660**	**440,908**	**12**	**345**
Risk weighted assets	**9,530,221**	**7,426,063**	**2,849,228**	**28**	**234**
Ratios (%)					**Variation (bp)**
Total capital ratio	28.76	31.83	23.64	(307)	512
Tier I capital ratio	27.80	30.67	21.80	(287)	600

As of June 30, 2024, the computable capital was Ps.2,741,038 million and the minimum capital requirement was Ps.777,746 million, leaving an excess of Ps.1,963,292 million (252%). This excess was Ps.440,908 million (189%) as of the same date in 2023.

The capital requirement increased Ps.544,963 million and the computable capital increased Ps.2,067,347 million, compared to the second quarter of 2023. This increase was a consequence of the results generated in the period and the higher value of the accounting net worth, which in turn, was a result of the application of the inflation adjustment. The total capital ratio was 28.76%, registering an increase of 512 bp compared to the second quarter of 2023 and a decrease of 307 bp with respect to the first quarter of 2024.

32

Grupo Galicia Galicia Seguros Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Fondos Fima Financial Report Naranja X is the fintech entity of Grupo Galicia that assists clients to promote the use of money. Naranja X creates technological solutions for the personal and business financials of millions of Argentines. Naranja X’s biggest challenge is being easily accessible to customers and providing them with simple tools to help them grow, improve their quality of life and access a world of possibilities.

Grupo Galicia Galicia Seguros Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Fondos Fima Ps.107,593 million Net income for the period +2,991% vs. 6M 2023 ROE 41.88% +4,041 bp vs. 6M 2023 Efficiency ratio 41.16% -2,824 bp vs. 6M 2023 2,629 Employees 9,105 Credit cards In thousands 129 Branches and other points of sale 34 Ps.80,772 million Results for the quarter +11,606% vs. 2Q 2023 ROE 61.21% +6,063 bp vs. 2Q 2023 Efficiency ratio 33.61% -3,509 bp vs. 2Q 2023 Highlights 5,608 Deposit accounts In thousands Ps.356,792 Average balance of deposits In millions 3.28% Market share: Deposits 5.05% Market share: Loans 77% Digital clients

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glossary

Results for the quarter

In the second quarter, Naranja X registered a net income of Ps.80,772 million, Ps.80,082 million, higher than the result recorded in the same period of the previous year. This was due to the increase in operating income for the quarter, reaching Ps.170,842 million, 94% higher than the Ps.87,845 million in the same quarter of 2023.

Net operating income increased by Ps.97,868 million (48%), mainly as a result of an increase in net interest income of Ps.118,515 million (102%), offset by an increase in loan loss provisions of Ps.37,337 million (141%).

The result for the quarter represented, on an annualized basis, an ROA of 13.71% and an ROE of 61.21%, while in the second quarter of 2023 they represented 0.12% and 0.58%, respectively.

Income Statement					
In millions of pesos, except otherwise noted		2024	2023	Variation (%)	
	2Q	**1Q**	**2Q**	**vs.1Q24**	**vs.2Q23**
Net interest income	234,256	226,032	115,741	4	102
Net fee income	89,412	76,254	81,485	17	10
Net results from financial instruments	18,620	26,104	16,625	(29)	12
Gold and foreign currency quotation differences	1,099	3,150	(684)	(65)	(261)
Other operating income	22,047	19,933	17,062	11	29
Loan loss provisions	(63,742)	(46,345)	(26,405)	38	141
Net operating income	**301,692**	**305,128**	**203,824**	**(1)**	**48**
Personnel expenses	(34,236)	(34,650)	(33,926)	(1)	1
Administrative expenses	(39,301)	(38,200)	(32,250)	3	22
Depreciations and devaluations of assets	(6,272)	(5,620)	(5,544)	12	13
Other operating expenses	(51,041)	(52,355)	(44,259)	(3)	15
Operating income	**170,842**	**174,303**	**87,845**	**(2)**	**94**
Results from the net monetary position	(64,271)	(142,802)	(75,634)	(55)	(15)
Income tax	(25,799)	(4,680)	(11,521)	451	124
Net income	**80,772**	**26,821**	**690**	**201**	**N/A**
Other comprenhensive income	(343)	(485)	640	(29)	(154)
Total comprenhensive income	**80,429**	**26,336**	**1,330**	**205**	**5,947**

35

Grupo Galicia Galicia Seguros Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Fondos Fima 36 Profitability and efficiency Financial margin Efficiency ratio ROA ROE 13.71% 4.85% 0.12% 2Q 2024 1Q 2024 2Q 2023 61.21% 21.47% 0.58% 2Q 2024 1Q 2024 2Q 2023 45.64% 51.36% 25.33% 2Q 2024 1Q 2024 2Q 2023 33.61% 53.38% 68.70% 2Q 2024 1Q 2024 2Q 2023

Grupo Galicia Galicia Seguros Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Fondos Fima Balance Sheet In millions of pesos, except otherwise noted 2024 2024 2023 Variation (%) 2Q 1Q 2Q vs.1Q24 vs.2Q23 Assets Cash and due from banks 44,630 31,437 31,539 42 42 Debt securities 45,002 45,603 44,840 (1) — Net loans and other financing 1,943,738 1,599,854 1,670,256 21 16 Other financial assets 527,971 474,045 452,884 11 17 Property, bank premises, equipment 57,242 57,469 64,583 — (11) Intangible assets 13,971 14,956 16,611 (7) (16) Other non-financial assets 54,476 57,537 48,849 (5) 12 Total assets 2,687,030 2,280,901 2,329,562 18 15 Liabilities Deposits 517,259 350,784 218,285 47 137 Financing from financial entities 310,808 228,059 259,053 36 20 Other financial liabilities 1,081,063 930,544 1,003,439 16 8 Negotiable obligations 84,881 127,250 268,367 (33) (68) Other non-financial liabilities 125,994 122,103 106,008 3 19 Total liabilities 2,120,005 1,758,740 1,855,152 21 14 Shareholders' equity 567,025 522,161 474,410 9 20 37 Selected financial information

Grupo Galicia Galicia Seguros Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Fondos Fima Loan Portfolio Quality Percentages, except otherwise noted 2024 2024 2023 Variation (%) 2Q 1Q 2Q vs.1Q24 vs.2Q23 Non-accrual loans 84,976 45,489 76,476 87 11 Allowances for loan losses and provisions 123,239 86,277 91,587 43 35 Ratios (%) Variation (bp) NPL Ratio 4.35 2.88 4.42 147 (7) Allowance for loan losses to loans to the private sector 6.32 5.46 5.29 86 103 Coverage 145.03 189.66 119.76 (4,463) 2,527 Cost of risk 14.03 11.72 6.07 231 796 Taking into consideration the provisions for unused credit-card balances, the coverage ratio as of June 30, 2024, amounted to 145.03%, compared to 119.76% on the same date of the previous year. 38 Assets quality

Grupo Galicia Galicia Seguros Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Fondos Fima Analysis of Loan Loss Experience In millions of pesos, except otherwise noted 2024 2024 2023 Variation (%) 2Q 1Q 2Q vs.1Q24 vs.2Q23 Allowances for loan losses At the beginning of the quarter 86,277 76,583 92,275 13 (7) Changes in the allowance for loan losses Provisions charged to income 61,850 45,010 24,302 37 155 Reversals of allowances for loan losses (4,188) (5,188) (4,356) (19) (4) Charge off (4,565) (620) (2,090) 636 118 Effect of inflation (16,135) (29,508) (18,544) (45) (13) Allowance for loan losses at the end of the quarter 123,239 86,277 91,587 43 35 Charge to the income statement Provisions charged to income (61,850) (45,010) (24,301) 37 155 Direct charge offs (1,892) (1,335) (2,104) 42 (10) Bad debt recovered 975 1,093 1,260 (11) (23) Net charge to the income statement (62,767) (45,252) (25,145) 39 150 39

Grupo Galicia Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Galicia Seguros Fondos Fima Financial Report Galicia Seguros’s commercial activity began in 1996 as a member of the Galicia Group. Provides insurance solutions for individuals, SMEs, large companies and the agricultural sector. Its commitment is reflected in a wide network of marketing channels that facilitate access to coverage adapted to the needs of each client.

Grupo Galicia Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Galicia Seguros Fondos Fima Ps.(10,003) million Net income for the period attributable to Seguros -233% vs. 6M 2023 ROE (64.27)% -11,898 bp vs. 6M 2023 Combined Ratio 93.26% +461 bp vs. 6M 2023 752 3,256 Employees Polices In thousands 41 Clients In thousands Ps.11,491 million Net income for the quarter attributable to Seguros +200% vs. 2Q 2023 ROE 178.41% +12,279 bp vs. 2Q 2023 Combined Ratio 52.24% -3,912 bp vs. 2Q 2023 2,616 Highlights Sura As of the fourth quarter of 2023, Sudamericana Holding consolidates with Sura Argentina. Agencies 13

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glossary

Results for the quarter

Income Statement					
In millions of pesos, except otherwise noted		2024	2023		Variation (%)
	2Q	1Q	2Q	vs.1Q24	vs.2Q23
Earned premium	87,991	63,793	29,749	38	196
Incurred claims	(27,876)	(34,555)	(5,144)	(19)	442
Withdrawals	(58)	(69)	(140)	(16)	(59)
Life annuities	(25)	(28)	(37)	(11)	(32)
Acquisition and general expenses	(20,310)	(20,109)	(13,616)	1	49
Other income and expenses	476	(2,169)	(192)	(122)	(348)
Underwriting income	**40,198**	**6,863**	**10,620**	**486**	**279**
Interest income	10,149	13,844	5,735	(27)	77
Net results from financial instruments	2,220	6,067	1,516	(63)	46
Gold and foreign currency quotation differences	252	6,432	29	(96)	769
Other operating income	2,722	3,827	1,824	(29)	49
Net operating income	**55,541**	**37,033**	**19,724**	**50**	**182**
Personnel expenses	(8,220)	(11,086)	(4,936)	(26)	67
Administrative expenses	(5,132)	(7,741)	(2,161)	(34)	137
Depreciations and devaluations of assets	(2,635)	(2,016)	(955)	31	176
Other operating expenses	(6,328)	(52,176)	—	(88)	—
Operating income	**33,226**	**(35,986)**	**11,672**	**(192)**	**185**
Results from the net monetary position	(8,484)	(7,596)	(4,141)	12	105
Results from associates and joint businesses	—	—	—	—	—
Income tax	(13,191)	21,979	(3,699)	(160)	257
Net income	**11,551**	**(21,603)**	**3,832**	**(153)**	**201**
Net Income Attributable to Parent Company's Owners	60	(109)	—	(155)	—
Net Income Attributable to Non-controlling Interests	11,491	(21,494)	3,832	(153)	200
Other comprehensive income	(383)	291	95	(232)	(503)
Total comprehensive income	**11,168**	**(21,312)**	**3,927**	**(152)**	**184**
Total comprehensive income Attributable to Non-controlling Interests	60	(109)	—	(155)	—
Total comprehensive income Attributable to Parent Company's Owners	11,108	(21,203)	3,927	(152)	183

42

Grupo Galicia Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Galicia Seguros Fondos Fima 43 Profitability and efficiency Combined ratio Efficiency ratio ROA ROE 14.21% (22.68)% 21.33% 2Q 2024 1Q 2024 2Q 2023 178.41% (235.56)% 55.62% 2Q 2024 1Q 2024 2Q 2023 52.24% 121.91% 91.36% 2Q 2024 1Q 2024 2Q 2023 35.77% 82.64% 74.20% 2Q 2024 1Q 2024 2Q 2023

Grupo Galicia Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Galicia Seguros Fondos Fima Balance Sheet In millions of pesos, except otherwise noted 2024 2024 2023 Variation (%) 2Q 1Q 2Q vs.1Q24 vs.2Q23 Assets Cash and due from banks 2,552 4,003 1,089 (36) 134 Debt securities 70,198 90,648 933 (23) 7,424 Net loans and other financing — — 30 — (100) Other financial assets 35,282 42,082 38,282 (16) (8) Property, bank premises, equipment 5,128 4,622 1,230 11 317 Intangible assets 17,055 17,123 1,650 — 934 Assets for insurance contracts 126,900 134,673 27,467 (6) 362 Other non-financial assets 44,747 58,770 6,140 (24) 629 Total assets 301,862 351,921 76,821 (14) 293 Liabilities Liabilities for insurance contracts 224,591 265,174 27,330 (15) 722 Other non-financial liabilities 43,624 57,514 19,602 (24) 123 Total liabilities 268,215 322,688 46,932 (17) 471 Shareholders' equity 33,647 29,233 29,889 15 13 44 Selected financial information

Financial Report Grupo Galicia Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Galicia Seguros Fondos Fima Since 1958, Fondos Fima has been managing mutual funds distributed by Galicia through its multiple channels and other agents.

Grupo Galicia Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Galicia Seguros Fondos Fima Ps.25,390 million Net income for the period -5% vs. 6M 2023 Ps.5,371 +23% vs. 2Q 2023 Assets under management In billions 12.8% Market share +200 bp vs. 2Q 2023 29 Employees 46 Assets under management 16Ps.12,020 million Net income for the quarter -27% vs. 2Q 2023 Highlights

Grupo Galicia Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Galicia Seguros Fondos Fima Income Statement In millions of pesos, except otherwise noted 2024 2024 2023 Variation (%) 2Q 1Q 2Q vs.1Q24 vs.2Q23 Net interest income — — (561) — (100) Net results from financial instruments 2,858 6,183 8,112 (54) (65) Gold and foreign currency quotation differences 11 12 25 (8) (56) Other operating income 23,984 21,393 20,336 12 18 Net operating income 26,853 27,588 27,912 (3) (4) Personnel and administrative expenses (1,630) (1,533) (1,477) 6 10 Other operating expenses (1,482) (1,526) (1,528) (3) (3) Operating income 23,741 24,529 24,907 (3) (5) Results from the net monetary position (4,024) (9,226) (4,536) (56) (11) Income tax (7,697) (1,933) (3,914) 298 97 Net income 12,020 13,370 16,457 (10) (27) 47 Results for the quarter

Grupo Galicia Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Galicia Seguros Fondos Fima Mutual fund In millions of pesos, except otherwise noted 2024 2024 2023 Variation (%) 2Q 1Q 2Q vs.1Q24 vs.2Q23 Fima Acciones 68,193 47,147 46,103 45 48 Fima PB Acciones 36,436 27,108 26,208 34 39 Fima Renta en Pesos 77,555 76,123 100,060 2 (22) Fima Ahorro Pesos 233,870 105,036 186,203 123 26 Fima Renta Plus 61,313 67,011 55,793 (9) 10 Fima Premium 4,499,300 3,258,621 3,400,842 38 32 Fima Ahorro Plus 216,946 156,786 306,300 38 (29) Fima Capital Plus 112,567 146,852 192,731 (23) (42) Fima Abierto Pymes 10,427 10,404 9,024 — 16 Fima Mix I 23,987 24,625 23,332 (3) 3 Fima Mix II 6,618 7,107 4,146 (7) 60 Fima Renta Fija Internacional 5,238 6,118 5,848 (14) (10) Fima Sustentable ESG 4,696 3,874 3,181 21 48 Fima Acciones Latinoamericanas Dólares 473 632 602 (25) (21) Fima Renta Fija Dólares 3 4 — (25) — Fima Mix Dólares 13,757 4 — N/A — Total assets under management 5,371,379 3,937,452 4,360,373 36 23 48 Assets under management

Grupo Galicia Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Galicia Seguros Fondos Fima Balance Sheet In millions of pesos, except otherwise noted 2024 2024 2023 Variation (%) 2Q 1Q 2Q vs.1Q24 vs.2Q23 Assets Cash and due from banks 8,199 6,155 7,066 33 16 Debt securities 48 52 — (8) — Net loans and other financing 10 2 — 400 — Other financial assets 33,438 25,187 37,394 33 (11) Other non-financial assets 44 300 12 (85) 267 Total assets 41,739 31,696 44,472 32 (6) Liabilities Other non-financial liabilities 10,636 12,617 12,093 (16) (12) Total liabilities 10,636 12,617 12,093 (16) (12) Shareholders' equity 31,103 19,079 32,379 63 (4) 49 Selected financial information

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glossary

Relevant information

Dividends

On June 18, 2024, Grupo Galicia made cash dividends available in the amount of Ps.146,119 million as of June 28, 2024, as approved at the Shareholders' Meeting on April 30, 2024.

Additionally, on July 16, 2024, Grupo Galicia made cash dividends available starting July 24, in the amount of Ps.152,807 million.

Negotiable obligations

On August 2, 2024, Banco Galicia issued the Class XIV Negotiable Obligation for Ps.35,384 million, maturing in 6 months and with an interest rate of Badlar +4.5%.

50

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glossary

ESG

Green Fund for Environmental Sustainability

In June, together with the Municipality of Mendoza, Banco Galicia launched the second edition of the Green Fund for Environmental Sustainability (FOVE). This Fund aims to promote, finance and enhance applied research and outreach projects, aimed at producing innovative solutions on environmental issues in the Metropolitan Area of Mendoza, which require scientific knowledge or technological development. In addition, it aims to enable universities, academic institutions, NGOs and research centers to present projects on environmental issues.

First green bond for the City of Mendoza

In June, as part of Banco Galicia's sustainable finance agenda, the Municipality of Mendoza placed a bond with the social, green and sustainable label (SVS) for 24 months for a total of Ps.500 million. Galicia, as the city's financial agent, promoted and led the transaction as the exclusive organizer and issuer. The proceeds from the placement will be used to finance the energy transition plan, through the installation of photovoltaic modules in green spaces and municipal buildings.

Sustainability Week

In June, Banco Galicia was present at IDB Invest's Sustainability Week, where Galicia's challenges and commitments to drive change towards a low-carbon economy were shared.

GLI Forum

In June, Banco Galicia joined Pro Mujer's #ForoGLILatam2024 hashtag, where more than 900 people from 23 countries met to discuss how to generate conversations and networks that allow them to promote gender-focused investment in Latin America.

51

Grupo Galicia Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Galicia Seguros Fondos Fima 52 Financing the Public Sector With communications “A” 8020 and 8058, the Argentina Central Bank (BCRA) excluded from the limits on “Financing to the non-financial public sector”, the “Capitalizable National Treasury Bills in pesos” (LECAP) that are subscribed primarily for its own portfolio as of May 16, 2024, for up to the amount equivalent to the accumulated decrease in the balance of passive repurchase agreements with the BCRA registered at the close of operations on May 15,2024, and until the date of integration of such LECAP; it also included those acquired in the secondary market as of July 5, 2024. With communication “A” 8061, the Central Bank modified and established that the “Fiscal Liquidity Bills” (LeFi) acquired by financial entities are excluded from the credit limits established in Section 6. Through communication “A” 8063, the BCRA established that national public securities whose liquidity options agreed with the Argentine Central Bank are rescinded will be excluded from the limits. Suspension of transfers with the BCRA. New operation of Purchase-Sale of Fiscal Liquidity Bills (LeFi) Through communication “A” 8060, the arrangement of new passive repurchase transactions through the BCRA round is suspended as of July 22. From that date, financial institutions may purchase from the BCRA “Fiscal Liquidity Bills” issued by the National State. Entities may sell all or part of their holdings of these Bills to the BCRA. Liquidity Options Termination Call The Argentine Central Bank, through communication “B” 12847, reported that it will offer financial institutions the possibility of terminating liquidity options for public securities. The price at which each contract will be terminated recognizes the holders of said instruments a value equivalent to the premium in pesos agreed upon in due time, proportional to the number of days remaining until the end of each contract, and increased according to the variation of the CER index from the date on which it was paid until the date of settlement of the termination. Minimum Capital. Adjustments. Through communications “A” 8066, 8067 and 8068, the BCRA made changes to the rules on Credit Risk Coverage, Credit Risk and Operational Risk, to align local standards with Basel. Regulatory changes

Grupo Galicia Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Galicia Seguros Fondos Fima Combined ratio: (acquisition and general expenses + personnel expenses + administrative expenses + depreciations and devaluations of assets + incurred claims + other income and expenses + withdrawals + life annuities) / (earned premiums). Cost of risk: loan-loss provisions / average financing. Coverage: (allowance for loan losses + provisions for unused balances of credit-cards and overdrafts and guarantees granted) / non-accrual financing. Digital clients: number of customers with login in digital channels in the last 30 days. Financial margin: (net interest income + net result from financial instruments + foreign currency quotation differences + underwriting income from insurance business + certain items included in other operating income -other financial income- and expenses -contribution to the deposit insurance fund, other financial expenses and turnover tax on financial income-) / average balance of interest- earning assets. Non-accrual portfolio: includes loans classified under the following categories of the Argentine Central Bank classification: With Problems and Medium Risk, High Risk of Insolvency and High Risk and Uncollectible. NPL ratio: non-accrual portfolio / total financing. ROA: net income attributable to the company on average assets. ROE: net income attributable to the company on average shareholders’ equity. 53 Glossary and additional information Efficiency ratio: (personnel expenses + administrative expenses + depreciation and devaluations of assets) / (divided by net interest income plus net fee income + net result from financial instruments + foreign currency quotation differences + insurance premiums earned + certain items included in other operating income -other financial income, fees from bundles of products, rental of safe deposits boxes and other fee income- and expenses -contribution to the deposit insurance fund, other financial expenses, other fee- related expenses and turnover tax on financial income and fees- + result from the net monetary position).

Grupo Galicia Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Galicia Seguros Fondos Fima Inflation, exchange rate and interest rates 2024 2024 2023 2023 2023 2Q 1Q 4Q 3Q 2Q Consumer price index (IPC) (1) 6,351.7145 5,357.0929 3533.1922 2304.9242 1709.6115 Consumer price index (IPC) (%) 18.57 51.62 53.29 34.82 23.78 Wholesale price index (IPIM) (%) (2) 9.90 36.97 84.07 38.75 23.08 Acquisition value unit (UVA) (3) 1042.74 786.10 463.40 337.84 272.76 Exchange rate (Ps./US$) (4) 911.75 857.42 808.48 350.01 256.68 Badlar (5) (quartely averages) 44.14 101.56 124.25 103.46 85.97 (1) Published by the INDEC (National Institute of Statistics and Censuses of the Argentine Republic) (2) Internal Wholesale Price Index. Source: INDEC (National Institute of Statistics and Censuses of the Argentine Republic). (3) Private banks’ 30-day time deposits rate for amounts over Ps.1 million. (4) Argentine Central Bank reference exchange rate Communication “A” 3500. On the last business day of each period. (5) Argentine Central Bank reference rate for time deposits greater than one million pesos from private banks. 54

Grupo Galicia Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Galicia Seguros Fondos Fima Contact us www.gfgsa.com +54 11 6329 4881 inversores@gfgsa.com asg@gfgsa.com web Phone e-mail